Exhibit 12.1

The Hanover Insurance Group, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratios)

Including realized gains and losses

	Three Months Ended	Fiscal Years Ended
	March 31, 2011	December 31, 2010	December 31, 2009	December 31, 2008	December 31, 2007	December 31, 2006
Earnings before income taxes, minority interest, extraordinary items and cumulative effect of accounting changes	37.5	211.1	270.9	164.4	341.5	271.0

Fixed Charges:
Interest expense	10.4	44.3	35.5	41.0	40.7	40.6
Interest portion of rental expense	1.4	5.7	5.1	5.6	5.7	5.5

Total fixed charges	11.8	50.0	40.6	46.6	46.4	46.1

Earnings before income taxes, minority interest, extraordinary items, cumulative effect of accounting changes and fixed charges	49.3	261.1	311.5	211.0	387.9	317.1

Ratio of earnings to fixed charges	4.178	5.222	7.672	4.528	8.360	6.879